Exhibit 3.2

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BYLAWS

OF

22ND CENTURY GROUP, INC.

(Effective April 24, 2015)

22nd Century Group, Inc.’s Amended and Restated Bylaws are hereby amended as follows (capitalized terms used herein and not defined herein shall have the respective meaning ascribed to such terms in the Amended and Restated Bylaws):

1.	The following shall be added to the Amended and Restated Bylaws as a new Article VIII:

Article VIII. Exclusive Litigation Forum.

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Nevada Statutes, the Nevada Business Corporation Law or the Corporation’s Certificate of Incorporation or these Amended and Restated Bylaws (as either may be amended or restated from time to time); or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be the New York State Supreme Court for the County of Erie within the State of New York or the federal district court for the Western District of New York (Buffalo Division), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity owning, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.

2.	Except as aforesaid, the Amended and Restated Bylaws shall remain in full force and effect.